 As filed with the Securities and Exchange Commission on October 25, 2004

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October 2004

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

FOR IMMEDIATE RELEASE
October 25, 2004

TELE2 REDUCES THE CONDITIONS FOR THE OFFER TO SHAREHOLDERS AND
HOLDERS OF CONVERTIBLE DEBENTURES IN SONG NETWORKS

Tele2 AB (“Tele2”), the leading alternative pan-European telecommunications company, has decided to waive the condition that the offer to purchase all of the outstanding shares and convertible debentures (the “Offer”) of Song Networks Holding AB (“Song Networks”) must be accepted to such an extent that Tele2 becomes the owner of more than 50% of the total number of votes in Song Networks on a fully diluted basis to complete the Offer.

The Offer is now only conditional upon that no other party announces an offer to acquire shares in Song Networks on terms which are more favourable than the Offer for the shareholders and holders of convertible debentures in Song Networks, prior to Tele2’s announcement that the Offer will be completed and upon Tele2 having obtained all necessary approvals from the competition authorities on terms acceptable to Tele2.

Lars-Johan Jarnheimer, CEO of Tele2, commented: “By waiving the 50+% condition the potential uncertainty that the shareholders and holders of convertible debentures in Song Networks might have felt whether we would complete the offer should be eliminated. Our conditions are now in practice identical to TDC’s conditions, but we are offering SEK 2.50 per share more than TDC. We are still confident that our bid will be accepted.”

For further information regarding the tender process, please contact:

Nordea	Telephone: +46 8 678 0450

For other information, please contact:

Lars-Johan Jarnheimer	Telephone: +46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone: + 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor	Telephone: + 44 20 7321 5038
Lena Krauss	Telephone: + 46 8 562 000 45
Investor enquiries

1 (1)

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

Visit us at our homepage: http://www.tele2.com

Tele2 is Europe’s leading and profitable alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have close to 26 million customers in 24 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on the Stockholm Stock Exchange since 1996. The share has also been listed on Nasdaq since 1997. In 2003 we had operating revenue of SEK 36,911 million and reported a profit of SEK 5,710 million (EBITDA).

The Offer is not being made, directly or indirectly, in or into the United States, Canada, Australia or Japan, or by use of the mails, or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or of any facility of a national securities exchange, of the United States, Canada, Australia or Japan and the Offer cannot be accepted by any such use, means, instrumentality or facility or from within the United States, Canada, Australia or Japan. Accordingly, copies of this document, the Forms of Acceptance and any related documents are not being and must not be mailed or otherwise distributed or sent in or into the United States, Canada, Australia or Japan, including to Song Networks shareholders with registered addresses in the United States, Canada, Australia or Japan or to persons whom Tele2 knows to be custodians, nominees or trustees holding Song Networks shares for persons in the United States, Canada, Australia or Japan. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute or send them in, into or from the United States, Canada, Australia or Japan or use such mails or any such means, instrumentality or facility in connection with the Offer, and so doing will render invalid any related purported acceptance of the Offer.

In addition the Offer is not directed towards any person, whose participation requires an additional prospectus, registration or other measures than those required by Swedish law. No documentation relating to the Offer may be distributed in or into any country where such distribution or offering requires an additional prospectus, registration or other measures than those required by Swedish law.

This press release is a translation from the Swedish language. In the event of any discrepancy between the Swedish version and the English version, the Swedish version shall prevail.

Song Networks Holding AB’s shareholders are advised to read the offer documentation because it will contain important additional information relating to the Offer.

Statements in this announcement relating to future status or circumstances, including statements regarding future performance, growth and other trend projections and the other benefits of the Offer are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “intends”, “expects”, “believes”, or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of Tele2 AB and Song Networks Holding AB, including the effect of changes in general economic conditions, the level of interest rates, fluctuations in demand for Song Networks Holding AB’s products, competition, technological change, employee relations, planning and property regulations, natural disasters and the potential need for increased capital expenditure.

2 (2)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title: Chief Financial Officer

Date: October 25, 2004